FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       For period ending November 09, 2006

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --








         Notification of Transactions of Directors, Persons Discharging

                 Managerial Responsibility or Connected Persons

The Administrators of the GlaxoSmithKline Performance Share Plan notified the Company and the under-mentioned persons on 8 November 2006 of an increase in their notional interests in Ordinary Shares at a price of GBP14.34 per share and Ordinary Share ADRs at a price of $53.80 per ADR following the notional re-investment of the dividend paid to shareholders on 5 October 2006.




Dr JP Garnier                              3,250.32 ADRs
Mr J S Heslop                              124.74 Ordinary shares
Dr M M Slaoui                              302.60 Ordinary shares
Mr R Bondy                                 1,272.37 Ordinary shares
Dr F Calhoun                               406.29 ADRs
Mr J Clarke                                814.68 Ordinary shares
Mr M Dunoyer                               479.21 Ordinary shares
Dr R Greig                                 406.29 ADRs
Mr D Learmouth                             88.48 Ordinary shares
Mr D Phelan                                625.69 ADRs
Dr D Pulman                                418.01 Ordinary shares
                                           197.96 ADRs
Mr D Stout                                 1,202.62 ADRs
Mr C Viehbacher                            625.69 ADRs
Mr A P Witty                               1,120.82 Ordinary shares





The notional dividends accrued will be paid out in proportion to the percentage of participants' Performance Share Plan holdings that vest following the end of the relevant three year measurement period.



This notification relates to a transaction notified in accordance with Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b).



S M Bicknell

Company Secretary



9 November 2006

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: November 09, 2006                                   By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc